FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
 ANNUAL REPORT
of
 FINANCEMENT-QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copy to:

Robert E. Buckholz, Jr.
 Sullivan & Cromwell LLP
125 Broad Street
New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

        The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.2)	Distribution Agreement, dated December 4, 2003, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (collectively, the "Agents") and Financement-Québec and Québec, including the addresses of the Agents;
(1.3)
Underwriting Agreement, dated December 4, 2003, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Putnam Lovell NBF Securities Inc., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. (collectively, the "Underwriters") and Financement-Québec and Québec, including the addresses of the Underwriters;
(4.2)	Fiscal Agency Agreement, dated December 4, 2003, among Financement-Québec, Québec and JPMorgan Chase Bank, as fiscal agent, with forms of Notes attached thereto;
(5.1)	Opinion of Bélanger Sauvé, Québec and Canadian counsel to Financement-Québec and Québec;
(5.2)	Opinion of Bélanger Sauvé, Québec and Canadian counsel to Financement-Québec and Québec (including annexes);
(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Financement-Québec or properly charged thereto;
(99.3)
Certificate, dated December 4, 2003, executed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Financement-Québec, Québec and JPMorgan Chase Bank, attaching the Public Medium-Term Note Administrative Procedures for Fixed and Floating Rate Notes, dated December 4, 2003; and
(99.4)	Calculation Agency Agreement, dated December 4, 2003, between Financement-Québec and JP Morgan Chase Bank, as calculation agent.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 1 to be signed on its behalf by its authorized agent.

FINANCEMENT-QUÉBEC
By:	/s/ BERNARD TURGEON Name: Bernard Turgeon Title: Chief Executive Officer and Chairman of the Board

Date: December 4, 2003